                           December 1, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Jennison Small Company Fund, Inc.
    (File No. 811-03084 (the “Fund”)
     Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 29, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  Please include a discussion of recent market events / market turmoil and its impact on the Fund.

Response:  In the Summary Section of the prospectus, in the discussion entitled “Investments, Risks and Performance,” we have included a discussion of recent market events and the impact of recent market events on the Fund’s investment portfolio.

Comment:  The EDGAR database shows that this Fund offers both Class X shares as well as New Class X shares, yet the prospectus only references and mentions Class X shares.  Please explain.

Response:  Although the Fund at one time offered both Class X shares and New Class X shares, Class X shares no longer exist and are no longer offered because all Class X shares converted to Class A shares.  Due to the fact that Class X shares are no longer offered, we have abbreviated the name of “New Class X” shares to refer to them as “Class X shares.”  We will establish in the prospectus that “Class X” shares is a defined term meant to refer to New Class X shares.

Comment:  In the Summary Section, in the discussion entitled “Fund Fees and Expenses,” the introductory language to the expense example does not conform to the language permitted under Form N-1A.

Response:  We have modified the introductory language which precedes the example table to conform to the requirements of Form N-1A.

Comment:  In the Summary Section, in the discussion entitled “Fund Fees and Expenses,” the footnote appearing immediately underneath the example table, which discloses the existence of a contractual fee waiver, should explain the circumstances under which the fee waiver may be renewed, and the person(s) responsible for such decision.

Response:  The footnote has been revised to include the following statement:  “A decision on whether to renew, modify or discontinue the waiver is subject to review by the distributor and the Fund’s Board of Directors.”

Comment:  In the Summary Section, in the discussion entitled “Fund Fees and Expenses,” the discussion of portfolio turnover should not include the sentence stating that future portfolio turnover may vary, since this sentence is not explicitly permissible under Form N-1A.

Response:  The sentence has been deleted.

Comment:  In the Summary Section, in the discussion entitled “Investments, Risks and Performance,” please explain whether the reference to “business ventures” includes hedge funds.

Response:  The phrase is meant to encompass different types of business organizations.

Comment:  In the Summary Section, in the discussion entitled “Buying and Selling Fund Shares,” please confirm whether the initial paragraph that precedes the table of initial and subsequent investment minimums, is permissible under Form N-1A.

Response:  The initial paragraph has been deleted.

Comment:  In the section entitled “How the Fund Invests—Other Investments and Strategies,” please explain whether the reference to “indexed and inverse floating rate notes” would include tender option bonds, and if so, whether the Fund is involved in issuance.

Response:  This section has been revised to eliminate this reference.

Comment:  In the section entitled “How the Fund is Managed—Portfolio Manager,” please confirm that the discussion immediately underneath the biography for portfolio manager John P. Mullman does not suggest that there are additional portfolio managers for whom appropriate disclosure would be required.

Response:  The discussion in question explains that Mr. Mullman receives support from a team of professionals, including research analysts and other investment professionals.  Mr. Mullman is ultimately responsible for making decisions for the Fund’s portfolio, which is not the case for the analysts and other members of the support team.  As a result, we believe that Mr. Mullman is properly disclosed and identified as the Fund’s portfolio manager.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)